UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

EARNINGS RELEASE

3Q22

ASSAÍ
ATACADISTA
ASSAÍ ATACADISTA

EARNINGS CONFERENCE CALL

Friday, October 21, 2022

11:00 a.m. (Brasília) | 10:00 a.m. (New York) | 3:00 p.m. (London)

Videoconference call in Portuguese (simultaneous translation): click here.

Information and links for accessing the call are available on our website and in our quarterly earnings materials.

ASAI3 B3 IBOVESPA B3 IBRA B3 IBRX100 B3 ICON B3 IGC B3 IGC-NM B3 IGCT B3 ITAG B3 MLCX B3 ASAI NYSE

São Paulo, October 20th, 2022 - -Assaí Atacadista announces its results for the third quarter of 2022. All comments on adjusted EBITDA exclude other operating expenses and income in the periods. The figures also include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases, except where stated otherwise.

STRONG SALES GROWTH OF +30% IN 3Q22 WITH YEAR'S HIGHEST MARKET SHARE GAIN RECORD OF OPENINGS: 44 STORES IN LAST 12 MONTHS

RESULTS

•	Gross sales reached R$15.2 billion and improved +30% in the quarter, driven by 14 hypermarket conversions, and continuing the robust growth pace reported in 2Q22. On an annualized basis, gross sales surpassed R$65 billion (1);

•	The robust sales growth was driven by:
-	strong contribution from the 44 stores opened in the last 12 months, which accounted for around 20 p.p.; and
-	the strong same-store sales growth of +9.0%;

•	The excellent performance of converted stores, the commercial strategy aligned with the competitive environment and Assaí’s Anniversary Campaign led to the year’s highest market share gain on both a total-store and same-store sales basis;

•	Selling, general and administrative expenses corresponded to 9.2% of sales in the quarter, of which 0.4 p.p. refers to the pre-operating expenses of the hypermarket conversion project.
-	Excluding this effect, the expenses level is below the 3Q21, which reflects the Company's strong efforts and discipline on costs control;

•	Record EBITDA(2) in the quarter: surpassed R$1 billion, with growth of 26% and margin of 7.7%. In the 9M22, EBITDA(3) came to R$2.7 billion, increasing +23%, with margin of 7.1%;

•	Strong and growing operating cash generation of R$3.2 billion in the last 12 months, increasing R$1 billion on the prior-year period, representing growth of +53%. The strong cash generation supports the Company’s high expansion investments and momentary leverage, which translated into reaffirmation of its ‘AAA(br)’ rating(4).

•	The strong operational leverage in a context of high investments in new stores and high interest rates resulted in net income of R$281 million in the quarter and R$ 814 million in 9M22.
o	Excluding effects of pre-operating expenses, net income would have been R$ 318 million, an increase of +4%(2), with margin of 2.3% in the quarter. In the year to date, net income would be R$860 million, +6% higher (2), with margin of 2.2%.

EXPANSION AND CONVERSIONS

•	Expansion at accelerated pace and guidance revised to 45 conversions and 13 organic stores, totaling 58 new stores in 2022.

•	The hypermarket conversions concluded in the 3Q22 are among the Company’s main stores in terms of sales, surpassing the already high expectations for the project. The combination of a successful business model, the strength of the Assaí brand and the attractiveness of the commercial points resulted in a fast client adherence;

•	Stores converted in the quarter presented an accelerated maturation curve, confirming the sales and margin estimates for the project, as well as the revenues target of R$100bn in 2024.

(1) Considering the current store base; (2) Excludes pre-operating expenses and tax credits in 2021; (3) Excludes tax credits in 2021;

(4) Fitch rating as of October 14th, 2022.

Assaí currently is in the most intense period of store openings, and I take this opportunity to thank the team for their dedication. We ended the third quarter of 2022 with 14 hypermarket conversions and, to date, 19 already have been concluded. Supported by this robust expansion, we delivered excellent results in the quarter, with not only sales growth but also the highest market share gains of the year. I am very confident in the results of these conversions that represent a transformative project for our Company, with the converted stores delivering accelerated maturation and excellent performance. Constantly growing and creating jobs is one of our permanent goals, and this year we have hired over 18,000 people, reaching the total of 70 thousand employees. We are very proud to see Assaí named Best Retailer by Valor 1000, a recognition based on its financial performance and ESG practices. Moving on to 4Q22, we now are focusing on our expansion project and closing 2022 with around 58 new stores and a solid performance of our existing store network.

Belmiro Gomes, CEO of Assaí

INCOME STATEMENT

For comparison purposes, all figures in the table and comments below exclude the effects from tax credits related to the exclusion of ICMS from the PIS and COFINS tax calculation base in 2021 and the pre-operating expenses related to the expansion and hypermarket conversion project in both periods.

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STRONG SALES GROWTH MAINTAINED

Net sales came to R$13.8 billion in 3Q22, increasing +29% and R$3.1 billion on 3Q21. This continued pace of robust sales growth is mainly due to:

(i)	the significant contribution from the 44 new stores opened in the last 12 months (+19.8 p.p.), a record for the period, whose excellent performance attests to Assaí's successful expansion strategy;
(ii)	the same-store sales growth of +9.0%;
(iii)	the constant advances in shopping experience, with adjustments to assortment and the adoption of services to meet the consumer demands and profile of each store; and
(iv)	the excellent sales strategy, with a special highlight to the Anniversary campaign, which improved sales and customer traffic at stores.

In the quarter, the Company captured the highest market share gains of the year, mainly driven by the stores expansion and higher customer flow at same store basis, softening the deflation effects in specific categories.

In 9M22, net sales amounted to R$38.6 billion, up 28% on 9M21, reflecting the strong contribution from the expansion project in the last 12 months and the consistent same-store sales performance, thanks to the Company's successful business model.

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ACCELERATED EXPANSION AND GUIDANCE REVIEW: 58 NEW STORES IN 2022

Assaí ended 3Q22 with 233 stores in operation and total sales area of 1.1 million square meters. In the last 12 months, 44 new stores were opened, representing a record expansion that accounted for an increase of +30% in total sales area. The opening of hypermarket conversions began in July and advanced rapidly, with 14 stores inaugurated in the quarter.

With the guidance revision and new estimate of 45 conversions in the second half of 2022, the openings schedule is being intensified: 5 stores converted since the start of October, bringing the total to date to 19 stores.

Although in operation for a short period of time, the stores converted in 3Q22 are among the main stores in terms of sales, above the already high expectations for the project. The successful business model, the strength of the Assaí brand and the attractiveness of the commercial points translates into a fast adherence of clients. The performance of the converted stores, in an accelerated maturation, reinforces the Company’s estimates for sales (3x) and EBITDA margin (+150 bps above Company’s average) for the hypermarket conversion project as well as the target to reach consolidate revenues of R$ 100 billion in 2024.

In addition, 13 organic stores are planned for this year, 9 of which opened in 9M22.

IMPROVEMENTS TO CUSTOMERS' SHOPPING EXPERIENCE AND DIGITAL JOURNEY

Assaí invests constantly in enhancing its assortment and the services offered at stores to ensure the best shopping experience for its customers. The assortment closely follows changes in consumer habits and is based directly on each stores' specific consumer profile, which has led the Company to expand their special beverage and automotive sections in certain stores.

More than half of existing stores have a butcher section to serve both B2C and B2B customers, and some stores have a Cold Cuts Emporium offering new slicing services that before were performed only in the stores back-office.

In 3Q22, the Company also made important improvements in the digital environment. Sales via last-mile partners continue to gain relevance and, with the expansion of Assaí's footprint in high-density urban centers, where consumers value convenience, online sales offer vast growth potential. The Company also forged a new partnership with an operator in the states of Rio de Janeiro and Bahia that focuses on B2B consumers.

The “Meu Assaí” app, which combines the experience of the physical world with that of the online world, reinforces the Company's phygital strategy through its new features, exclusive campaigns and personalized offerings. In the nationwide rollout phase, it is available in 4 states and will further improve and refine knowledge on consumer behavior.

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ROBUST OPERATING PERFORMANCE: RECORD EBITDA OF OVER R$1 BN WITH 26% GROWTH

In 3Q22, gross profit was R$2.3 billion, with margin of 16.3%, similar to 2Q22 and in line with the Company's commercial strategy, which included Assaí’s 48-Year Anniversary Campaign. The significant market share gains in the period on both total-store and same-store basis attest to the effective level of competitiveness adopted.

Selling, general and administrative expenses accounted for 9.2% of net sales in the quarter and included 0.4 p.p. of pre-operating expenses related to the hypermarket conversion project, in particular the expenses with training of around 6,000 employees for the 35 openings scheduled for 4Q22. Excluding this effect, expenses as a ratio of net sales were 8.8%, down 0.2 p.p. from 2Q22 and below 3Q21, confirming the Company's efforts to control expenses and the solid operational performance of its store network.

Equity income from Assaí's interest of approximately 18% in the capital of FIC came to R$16 million in the quarter, representing growth of 33% on the year-ago quarter. The number of Passaí cards issued surpassed 2 million and shows excellent potential to increase given advances in the store’s conversion project.

Other operating expenses amounted to R$17 million in 3Q22, and refer mainly to asset write-offs, which is in line with expectations given the conversion project.

Adjusted EBITDA, excluding pre-operating expenses, amounted to R$1.1 billion, a new quarterly record, with margin of 7.7%, demonstrating the consistent operational results of the Company's business model. In the year to date, and including the effect of pre-operating expenses, Adjusted EBITDA reached R$2.7 billion, with margin of 7.1%, in line with the Company's expectations given the advances in its hypermarket conversion project.

6

HIGH INTEREST RATE SCENARIO AFFECTS FINANCIAL RESULT

The net financial expense post-IFRS16 stood at R$440 million, corresponding to 3.2% of net sales. Excluding the effect from interest on lease liabilities, the net financial expense was R$314 million, or 2.3% of net sales. The result is still affected by the high interest rates, with the CDI rate increasing threefold in the period, and by the growth in gross debt, given the high expansion investments, especially in the hypermarket conversion project.

In 9M21, net financial expenses pre-IFRS16, i.e., excluding interest on lease liabilities, came to R$737 million, corresponding to 1.9% of net sales, reflecting the pressure from higher interest rates.

SOLID NET INCOME REFLECTS OPERATING EFFICIENCY, ONE-OFF INTENSIFICATION OF INVESTMENTS AND HIGH INTEREST RATES

Strong operating leverage combined with disciplined expenses control and significant market share gains led to net income of R$281 million in 3Q22 and R$ 814 million in the 9M22.

For comparison purposes, excluding pre-operating expenses and fiscal credits from 2021, net income in a normalized view would have been R$318 million in the quarter, up 4% on 3Q21, with margin of 2.3%. In the 9M22, net income would have reached R$ 860 million, an increase of 6% when compared to the same period of 2021, with margin of 2.2%. The performance was affected by the accelerated expansion pace and high interest rates.

7

INVESTMENTS IN LINE WITH STRONG EXPANSION

In 3Q22, capital expenditures came to R$1.2 billion, reflecting the 15 store openings in the period and over 50 stores under construction, which are mostly hypermarket conversions.

OPERATING CASH FLOW INCREASES +53%, TO R$3.2 BILLION

The Company continues to deliver high cash generation, which support the high expansion investments and temporary leverage. In the last 12 months, cash flow grew over R$1 billion, to R$3.2 billion.

The accelerated expansion pace, accelerated by hypermarket conversions, affected the operating result, given the higher expenses, as well as investments and working capital, in line with expectations.

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DEBT ALIGNED WITH EXPECTATIONS, GIVEN EXPANSION INVESTMENTS

The Company ended the quarter with a net debt/Adjusted EBITDA ratio of 2.68x, in line with expectations given the context of high investments in expansion, which include (i) expenditures related to the acquisition of hypermarkets, (ii) the 44 new store openings in the last 12 months and (iii) over 50 stores under construction at end-quarter.

In 3Q22, the Company carried out a new issue of real estate receivables in the amount of R$600 million to refinance the liabilities coming due in 2023 (R$1 billion), bringing gross debt to R$12 billion. The cost of the issue reduced the Company's average debt cost to CDI + 1.47% and kept the average debt term to around four years.

Given the rapid maturation of newly opened stores and the growing and solid cash flow, the Company's leverage ratio should fall to below 2x by end-2023, which translated into reaffirmation of its ‘AAA(br)’ rating by Fitch on October 14th, 2022.

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CONTINUOUS EVOLUTION IN LINE WITH ESG PRINCIPLES

Assaí, as an inherent part of its business model, implements initiatives to foster a more responsible and inclusive society based on five strategic pillars:

1.       Combating climate change: innovating and enhancing environmental management;

2.       Integrated management and transparency: improving ESG practices through ethical and transparent relationships;

3.       Transforming the value chain: co-building value chains committed to the environment and people;

4.       Engagement with society: acting as an agent of change to promote fair and inclusive opportunities;

5.       Valuing our people: being a reference in fostering diversity, inclusion and sustainability through our employees.

The ESG highlights of 3Q22 include:

•	Launch of Assaí Institute, the Company's social arm that works to increase opportunities for people and communities by acting on three fronts: Entrepreneurship, Sports and Food.

•	Academia Assaí Bons Negócios Awards 2022: 1,500 entrepreneurs recognized in the categories “Street vendor,” “Fixed point of sale” and “On-demand sales.” The action received 30,000 submissions (+82% vs. 2021). Over 72% of the entrepreneurs recognized self-declared as female and 75% as black or pardo.

•	Reduction of 27% in scopes 1(1) and 2(2) emissions compared to the same period of 2021, in line with the Company's strategy of combating climate change and its target to reduce emissions by 38% by 2030 (base 2015). The highlights were the reduction of 16% in refrigerant gas emissions (scope 1) and of 65% in scope 2 emissions.

•	Becoming a signatory to the “Pact for the Starving 15% - (Pacto pelos 15% com fome)” an initiative in partnership with the Ação da Cidadania organization to combat hunger and food waste. In 9M22, the Company increased by 39% its food donations (compared to 9M21) to social organizations serving people in situations of social vulnerability.

(1) Direct emissions from the company.
(2) Emissions from electricity consumption.

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ABOUT SENDAS S.A.

Assaí is a cash and carry wholesaler serving small and midsized merchants as well as consumers in general seeking unit items as well as large volumes. With gross sales of some R$55 billion in the last 12 months, Assaí operates more than 230 stores located in all 23 states of Brazil, as well as the Federal District. Assaí has around 70,000 employees and welcomes 30 million customers to its stores every month.

In 2022, Assaí was elected the best wholesaler in two surveys conducted by Instituto Datafolha: “Best of São Paulo - Services” (for the seventh straight year); and “Best of the Internet in Brazil." Assaí also received, for the second straight year, the Modern Consumer of Excellence in Customer Service Award and was certified by the Great Place to Work seal. Assaí is one of the 20 most valuable brands in Brazil according to the annual ranking compiled by Interbrand, and in terms of net sales is the country's 17th largest company.

INVESTOR RELATIONS CONTACTS

Gabrielle Castelo Branco Helú

Investor Relations Officer

Ana Carolina Silva

Beatris Atilio

Daniel Magalhães

E-mail: ri.assai@assai.com.br

Website: www.ri.assai.com.br

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APPENDICES

OPERATIONAL INFORMATION

I – Number of stores and sales area

12

FINANCIAL INFORMATION

II - Income Statement

13

III - Balance Sheet

14

IV - Cash Flow

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2022

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.